UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________

Commission File Number 001-15274

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

J. C. Penney Corporation, Inc.
Savings, Profit-Sharing and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

REQUIRED INFORMATION

Form 11-K Annual Report

This form provides the annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan, a plan subject to the Employee Retirement Income Security Act of 1974.

KPMG

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedules

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits – December 31, 2007 and 2006	2
Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2007 and 2006	3
Notes to Financial Statements	4
Supplemental Schedules:	
I Schedule H, Line 4a – Schedule of Delinquent Participant Contributions – Year ended December 31, 2007	16
II Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2007	17
Signatures	38
Consent of Independent Registered Public Accounting Firm	39

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and
Human Resources Committee:

We have audited the accompanying statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2007 and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

June 27, 2008

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:		
Investments:		
Investments at fair value:		
J. C. Penney Company, Inc. Common Stock	$ 780,624,721	1,553,720,597
Common and collective trusts	1,482,980,357	1,348,650,447
Mutual funds	296,087,924	259,107,122
Cash and cash equivalents	90,994,837	71,410,520
Participant loans	97,890,949	97,763,914
Guaranteed investment contracts	242,790,841	281,954,558
Synthetic investment contracts	975,299,191	924,509,531
Total investments	3,966,668,820	4,537,116,689
Receivables:		
J. C. Penney Company, Inc. contribution	1,219,951	82,381,525
Participant contributions	2,063,057	1,889,314
Interest and dividends	57,305	82,725
Loan repayment receivable	604,369	643,581
Other	—	1,486
Total receivables	3,944,682	84,998,631
Total assets	3,970,613,502	4,622,115,320
Liabilities:		
Accounts payable and accrued liabilities	1,800,379	1,075,436
Total liabilities	1,800,379	1,075,436
Net assets available for benefits at fair value	3,968,813,123	4,621,039,884
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(8,410,375)	7,791,285
Net assets available for benefits	$ 3,960,402,748	4,628,831,169

See accompanying notes to financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Investment income (loss):		
Net (depreciation) appreciation of investments	$ (523,861,754)	683,982,041
Interest	70,660,130	67,928,459
Dividends	36,552,990	25,481,804
	(416,648,634)	777,392,304
Less investment expenses	(1,363,046)	(1,431,958)
	(418,011,680)	775,960,346
Contributions:		
J. C. Penney Company, Inc.	53,601,102	82,381,524
Participants	150,757,439	136,238,603
	204,358,541	218,620,127
	(213,653,139)	994,580,473
Deductions from net assets attributed to:		
Benefit payments	(443,273,962)	(394,682,994)
Administrative expenses	(11,501,320)	(11,022,192)
Total deductions	(454,775,282)	(405,705,186)
(Decrease) Increase in net assets available for benefits	(668,428,421)	588,875,287
Beginning net assets available for benefits	4,628,831,169	4,039,955,882
Ending net assets available for benefits	$ 3,960,402,748	4,628,831,169

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) provides only general information. For more complete information, Participants should refer to "Your Benefits Book 2", which is the Summary Plan Description for the Plan. If these Notes to Financial Statements or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a) General

The Plan is a defined contribution plan available to all eligible employees (Associates) of J. C. Penney Corporation, Inc. (the Company) and certain subsidiaries. Effective January 1, 2007, Associates who have attained age 21 are immediately eligible to participate in the Plan upon their hire date or rehire date. Prior to January 1, 2007, Associates who had attained age 21 were eligible to participate in the Plan upon the completion of a year of service in which they worked 1000 hours. Eligible Associates are automatically enrolled at a 4% pre-tax contribution, unless they elect otherwise. An eligible Associate must be enrolled in the Plan to be a participant in the Plan (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The financial statements include all of the funds that comprise the Plan. Participants' accounts share in the costs/expenses to administer the Plan. These costs/expenses include trustee, investment management, audit, administrative service provider fees, and other expenses. Administrative costs/expenses not paid by the Plan are paid by the Company. Certain funds held in participant accounts are also charged redemption fees as set by the mutual fund. Redemption fees are borne by participants who execute those trades.

The Benefit Plans Investment Committee (BPIC) is the named fiduciary for the control and management of the assets of the Plan except the J. C. Penney Common Stock Fund (Penney Common Stock). The Benefits Administration Committee is the named fiduciary for interpreting the Plan document and handling appeals of denied claims, providing summary plan descriptions and notice of investment alternatives to Participants and acting on the investment decisions of Participants. The Human Resources Committee is the named fiduciary responsible for overall administration and operation of the Plan, appointment of the trustee, and determining investments to be offered under the Plan. The Human Resources Committee has named State Street Bank & Trust Company (State Street Bank) as the trustee for the Plan, Financial Engines as the named fiduciary for investment advice provided to Participants, and Hewitt & Associates as the third party administrator/record keeper for the Plan.

(b) Payment of Benefits

Generally, Participants who have separated from service with account balances over $1,000 remain in the Plan until the Participant elects payment. The normal form of payment is a lump-sum settlement (cash and/or J. C. Penney Company, Inc. common stock). A Participant will receive an involuntary lump sum distribution if the total vested account balance is $1,000 or less at the time of distribution. Certain Participants who have separated from service and who are 100% vested in the Company matching account may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c) Contributions

Participants who are classified as highly compensated in 2007 and 2006 (earning $100,000 or more annually in 2006 for 2007 and $95,000 or more annually in 2005 for 2006) are permitted to contribute 8% of their earnings (up to a maximum of $225,000 for 2007 and $220,000 for 2006) with a maximum of 6% in tax-deferred deposits (subject to an annual maximum of $15,500 in 2007 and $15,000 in 2006). Participants earning less than $100,000 in 2007 or 2006 are permitted to contribute 20% of their earnings (subject to an annual maximum of $15,500 in 2007 and $15,000 in 2006).

The Plan allows Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit (catch-up contribution) up to a maximum of $5,000 during both 2007 and 2006. These catch-up contributions are not eligible for the Company's matching contribution.

Effective January 1, 2007, the Company matching contribution was changed to a per pay period Company match of $0.50 per dollar up to the first 6% of Participant contributions. Also effective January 1, 2007, a new retirement account was added to the Plan that will provide associates hired or rehired on or after January 1, 2007, that are over 21 and have 12 months and 1,000 hours of service with a fixed annual deposit equal to 2% of the associate's annual compensation (up to a maximum of $225,000 for 2007).

During 2007, the Company matching contribution totaled approximately $52.5 million. The Company also contributed $0.5 million to the new retirement account. These amounts were invested in accordance with participant elections.

In 2006, the Company contributed an amount which equaled 4½% of the Company's available profits. This amount was initially invested in the Penney Common Stock Fund.

(d) Participants' Investment Funds

Participants' before-tax, after-tax and rollover contributions are invested in the Plan's investment funds in accordance with their elections. Effective January 1, 2007, company contributions are also invested in accordance with participant elections. During 2007, participants directed their investments amongst three tiers of funds as follows: Tier 1 funds consist of four lifestyle funds: Aggressive Fund, Moderate Fund, Conservative Fund and Horizon Fund. Tier 2 funds are comprised of eight funds, which are diversified in U.S. stocks, non-U.S. stocks or bonds. Tier 3 funds consist of 10 mutual funds. Each of these funds is maintained on a unit-value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value. Effective March 2006, the AIM Aggressive Growth Fund within Tier 3 was eliminated.

(e) Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(f) Participants' Loans

A participant who has not separated from service may request a loan. The minimum loan amount is $500. The maximum loan amount is the lesser of: the value of your before-tax, rollover and after-tax deposits on the valuation date, 50% of your total vested account value on the valuation date, or, $50,000 minus the highest balance of any other loans you owed to the 401(k) Savings Plan during the previous 12 months. All loans must be adequately secured and bear interest at a reasonable rate. Interest rates on the loans outstanding ranged from 5.00% to 9.25% as of December 31, 2007 and maturities ranged from 2008 through 2012. Loan amounts and the terms of repayment are limited in accordance with Plan provisions maturities ranged from 2008 through 2012.

(g) Vesting

Participants are immediately vested in the value of their deposits and earnings thereon. Company contributions and earnings thereon for plan years 2007 and later will be 100% cliff vested after three years of service. Prior to 2007, vesting in the value of Company contributions and earnings thereon was graduated at 20% per full year of service up to 100% after five years of service. Participants will also be 100% vested if they separate from service at normal retirement age, death, total disability, or a reduction in force or unit closing. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance upon the receipt of a complete distribution or the occurrence of five consecutive one year breaks in service.

(h) Forfeited Accounts

December 31, 2007 and 2006 forfeited nonvested accounts totaled $3,079,705 and $1,207,981, respectively. Forfeitures utilized during 2007 and 2006 to reinstate restored forfeited amounts or pay partial-year matching contributions, as applicable, was approximately $298,236 and $1,029,758, respectively.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) New Accounting Pronouncements

As described in Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The FSP requires the statement of net assets available for benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standard (SFAS) No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition, threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan's adoption of FIN 48 on January 1, 2007 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

(c) Valuation of Investments and Income Recognition

The Plan's investments in mutual funds and common stock are stated at fair market value based on quoted market prices. Investments in common collective trusts are valued based on their net asset value as determined by State Street Bank based on the fair value of the underlying assets. The underlying assets of the common collective trusts generally consist of common stocks and debt instruments. Participants' loans are valued at unpaid principal balance.

(Continued)

The traditional guaranteed investment contracts (GICs) provide a fixed return on principal over a specified period of time through fully benefit responsive contracts issued by a third party which are backed by assets owned by a third party. The fair value of GICs is calculated by discounting the contractual cash flows based on current yields of similar instruments with comparable durations. The contract value of GICs represents contributions made under the contract and reinvested income, less any withdrawals plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract insurers or otherwise. The stated and actual interest rates on these contracts range from 3.00% to 5.85% at December 31, 2007 and 3.00% to 6.00% at December 31, 2006. Maturities range from 2008 to 2014 as of December 31, 2007 and 2007 to 2010 as of December 31, 2006.

The Plan also enters into synthetic investment contracts (SICs) with certain insurance companies and financial institutions (the Contract Issuers). These contracts are included in the financial statements at the fair value of the underlying assets and the wrapper agreement with an adjustment from fair value to contract value for fully benefit responsive investment contracts. Under these SICs, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on rebid or replacement cost and fluctuations in the fair value of the underlying fixed income securities. There are no reserves against contract values for credit risk of the Contract Issuer or otherwise.

The average yield based on actual earnings was approximately 5.24% and 4.83% during the years ended December 31, 2007 and 2006, respectively. The average yield based on interest rate credited to participants was 5.01% and 4.81% during the years ended December 31, 2007 and 2006, respectively.

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract's crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, the initiation of an extended termination (immunization) of one or more synthetic GIC contracts by the manager or the Contract Issuers.

There are certain events not initiated by Plan Participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIC may be different for each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of such events include: the Plan's failure to qualify under the Internal Revenue Code (IRC) of 1986 as amended; full or partial termination of the

Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a Participant communication that is designed to induce participants to transfer assets from the stable value option; events resulting in a material and adverse financial impact on the Contract Issuer, including changes in the tax code, laws or regulations.

The Plan administrator does not believe that the occurrence of any of the aforementioned events, which would limit the Plan's ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Contract Issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees, or any other payment due under the contract; failure to adhere to investment guidelines.

Purchases and sales of investments are recorded on a trade-date basis. The average cost method is used to calculate gains and losses on the sale of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

December 31, 2007	Major credit ratings	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value	Investments at contract value
Synthetic GICs:					
Bank of America, NA	AA+	$ 181,597,030	—	(342,704)	181,254,326
Natixis Financial Products Inc. (formerly IXIS)	AA	181,575,794	—	(342,664)	181,233,130
Rabobank Nederland	AAA	181,680,756	—	(342,862)	181,337,894
UBS AG	AA	181,576,284	52,276	(394,941)	181,233,619
State Street Bank & Trust Co.	AA	248,669,034	148,017	(5,000,862)	243,816,189
Total		$ 975,098,898	200,293	(6,424,033)	968,875,158

December 31, 2006	Major credit ratings	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value	Investments at contract value
Synthetic GICs:					
Bank of America, NA	AA+	$ 173,374,436	—	1,750,667	175,125,103
IXIS Financial Products Inc.	AA	173,354,438	—	1,750,465	175,104,903
Rabobank Nederland	AA	173,453,280	—	1,751,463	175,204,743
UBS AG	AA	173,354,900	—	1,750,469	175,105,369
State Street Bank & Trust Co.	AA	230,831,359	141,118	(1,478,030)	229,494,447
Total		$ 924,368,413	141,118	5,525,034	930,034,565

December 31, 2007	Major credit ratings	Investments at fair value	Adjustment to contract value	Investments at contract value
GICs:				
Aegon Institutional Markets/ Monumental Life Insurance Company	AA	$ 6,905,277	12,722	6,917,999
Aegon Institutional Markets/ Monumental Life Insurance Company	AA	15,290,139	81,233	15,371,372
Aegon Institutional Markets/ Monumental Life Insurance Company	AA	15,019,783	53,736	15,073,519
Aegon Institutional Markets/ Monumental Life Insurance Company	AA	8,472,389	(28,087)	8,444,302
Aegon Institutional Markets/ Monumental Life Insurance Company	AA	10,221,908	(158,638)	10,063,270
Aegon Institutional Markets/ Monumental Life Insurance Company	AA	5,304,185	(129,529)	5,174,656
ING USA Annuity and Life Insurance Company	AA	10,221,619	(15,476)	10,206,143
Pacific Life Insurance Company	AA	12,893,242	25,374	12,918,616
Pacific Life Insurance Company	AA	7,766,882	(48,897)	7,717,985
Pacific Life Insurance Company	AA	14,480,576	(78,892)	14,401,684
Principal Life Insurance Company	AA	12,383,253	48,328	12,431,581

(Continued)

December 31, 2007	Major credit ratings	Investments at fair value	Adjustment to contract value	Investments at contract value
Principal Life Insurance Company	AA	$ 15,588,743	(12,631)	15,576,112
Principal Life Insurance Company	AA	10,216,335	(153,374)	10,062,961
Principal Life Insurance Company	AA	21,413,285	(174,195)	21,239,090
Protective Life Insurance Company	AA	5,296,009	(123,621)	5,172,388
Protective Life Insurance Company	AA	15,998,160	(466,393)	15,531,767
Protective Life Insurance Company	AA	13,271,170	(456,957)	12,814,213
Metropolitan Life Insurance Company	AA	15,011,214	60,996	15,072,210
Metropolitan Life Insurance Company	AA	15,711,354	(410,112)	15,301,242
Metropolitan Life Insurance Company	AA	11,325,318	(11,929)	11,313,389
Total		$ 242,790,841	(1,986,342)	240,804,499

December 31, 2006	Major credit ratings	Investments at fair value	Adjustment to contract value	Investments at contract value
GICs:				
GE Capital Assurance Co./ Geneworth Life Insurance	AA-	$ 6,605,517	(7,941)	6,597,576
GE Capital Assurance Co./ Geneworth Life Insurance	AA-	10,322,274	(13,135)	10,309,139
GE Capital Assurance Co./ Geneworth Life Insurance	AA-	7,916,840	31,066	7,947,906
GE Capital Assurance Co./ Geneworth Life Insurance	AA-	5,506,962	22,065	5,529,027
Aegon Institutional Markets/ Monumental Life Insurance Company	AA	6,553,047	163,457	6,716,504
Aegon Institutional Markets/ Monumental Life Insurance Company	AA	15,029,541	341,832	15,371,373
Aegon Institutional Markets/ Monumental Life Insurance Company	AA	14,775,220	298,299	15,073,519

(Continued)

December 31, 2006	Major credit ratings	Investments at fair value	Adjustment to contract value	Investments at contract value
Aegon Institutional Markets/ Monumental Life Insurance Company	AA	$ 7,958,974	119,379	8,078,353
Aegon Institutional Markets/ Monumental Life Insurance Company SV	AA	10,038,911	24,359	10,063,270
Aegon Institutional Markets/ Monumental Life Insurance Company SV	AA	5,227,836	(77,071)	5,150,765
Pacific Life Insurance Company	AA	18,362,013	324,201	18,686,214
Pacific Life Insurance Company	AA	7,619,860	97,184	7,717,044
Pacific Life Insurance Company	AA	14,203,296	198,389	14,401,685
Principal Life Insurance Company	AA	12,166,152	266,210	12,432,362
Principal Life Insurance Company	AA	15,305,746	271,340	15,577,086
Principal Life Insurance Company	AA	10,032,016	31,007	10,063,023
Principal Life Insurance Company	AA	20,972,351	39,932	21,012,283
Protective Life Insurance Company	AA	13,433,636	134,717	13,568,353
Protective Life Insurance Company	AA	5,217,451	(68,282)	5,149,169
Protective Life Insurance Company	AA	15,649,847	(280,470)	15,369,377
Metropolitan Life Insurance Company	AA	8,150,655	4,797	8,155,452
Metropolitan Life Insurance Company	AA	10,181,311	11,031	10,192,342
Metropolitan Life Insurance Company	AA	14,756,599	315,611	15,072,210
Metropolitan Life Insurance Company	AA	15,296,986	(139,527)	15,157,459
Metropolitan Life Insurance Company	AA	10,671,517	157,801	10,829,318
Total		$ 281,954,558	2,266,251	284,220,809

(d) ***Payment of Benefits***

Benefits are recorded when paid.

(e) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(3) Investments

Investments that represent 5% or more of the Plan's net assets at December 31, 2007 and 2006 are separately identified:

Description of investment		2007	2006
Penney Common Stock	$	780,624,721	1,553,720,597
State Street Bank Russell 3000 Fund		344,456,215	338,456,520
State Street Bank Daily EAFE Fund		360,498,845	319,966,844
State Street Bank S&P 500 Flagship Fund Series		292,069,118	266,167,418
State Street Bank Passive Intermediate Bond Index Fund		283,803,925	211,535,763*

* Not a 5% investment for year presented.

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), (depreciated)/appreciated in value, as follows:

		2007	2006
Penney Common Stock	$	(613,660,823)	479,136,013
Mutual funds		(2,533,689)	21,778,649
Common collective trusts		92,332,758	183,067,379
	$	(523,861,754)	683,982,041

(4) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter (determination letter) dated October 20, 2002 that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) of 1986, as amended. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5) Delinquent Participant Contributions

As reported on Schedule H, line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. Due to unintentional delays by the Plan Sponsor, participant contributions totaling $611 failed to be remitted to the trust in a timely manner. The Plan Sponsor has remitted these amounts to the trust.

(6) Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to the Plan's Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$ 3,960,402,748	4,628,831,169
Less amounts allocated to withdrawing participants	(3,793,724)	(2,593,839)
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,410,375	(7,791,285)
Net assets available for benefits per Form 5500	$ 3,965,019,399	4,618,446,045

The following is a reconciliation of benefits paid to participants per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Benefits paid to participants per the financial statements	$ 443,273,962	394,682,994
Add amounts allocated to withdrawing participants at December 31, 2007 and 2006	3,793,724	2,593,839
Less amounts allocated to withdrawing participants at December 31, 2006 and 2005	(2,593,839)	(2,543,260)
Deemed distribution during 2007 and 2006	(76,876)	(1,677,964)
Benefits paid to participants per Form 5500	$ 444,396,971	393,055,609

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	2007	2006
Total investment income (loss) per the financial statements	$ (416,648,634)	777,392,304
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2007 and 2006	8,410,375	(7,791,285)
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2006 and 2005	7,791,285	—
Total investment income per the Form 5500	$ (400,446,974)	769,601,019

(Continued)

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(7) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, Participants will become fully vested in amounts allocated to their accounts.

(8) Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations, and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities especially in the light of the current credit crisis, it is reasonably possible that changes in the values of investment securities will affect the amounts reported in the statements of net assets available for benefits.

(9) Subsequent Event

Effective March 1, 2008, the Tier 1 lifestyle funds (Aggressive Fund, Moderate Fund, Conservative Fund and Horizon Fund) were replaced by age-based target retirement funds to be managed by Vanguard, and the Tier 3 Mutual Funds were eliminated and a participant directed brokerage window was added as an investment option in the Plan.

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2007

Identity of party involved	Relationship to plan employer or either party to interest	Description of transaction including rate of interest	Amount on line 4(a)	Interest
J.C. Penney	Plan Sponsor	2004 Participant contributions not deposited to the Plan in a timely manner.	$ 583	$ 153
J.C. Penney	Plan Sponsor	2007 Participant contributions not deposited to the Plan in a timely manner.	28	—
			$ 611	$ 153

Due to unintentional delays by the Plan Sponsor, participant contributions totaling $611 failed to be remitted to the trust in a timely manner. The Plan Sponsor has remitted these amounts to the trust.

See accompanying report of independent registered public accounting firm.

Schedule II

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
Common stock:		
* Penney Common Stock	(a)	$ 780,624,721
Cash and cash equivalents:		
* State Street Bank Short Term Investment Fund	(a)	90,994,837
Common and collective trusts:		
* State Street Bank Daily EAFE (Europe, Australia, and Far East) Fund	(a)	360,498,845
* State Street Bank Russell 3000 Fund	(a)	344,456,215
* State Street Bank S&P 500 Flagship Fund Series	(a)	292,069,118
* State Street Bank Russell 1000 Growth Index Fund	(a)	54,914,298
* State Street Bank Russell 1000 Value Index Fund	(a)	51,063,537
* State Street Bank Russell 2000 Index Securities Lending Fund	(a)	96,174,419
* State Street Bank Passive Intermediate Bond Index Fund	(a)	283,803,925
Total common and collective trusts		1,482,980,357
Mutual funds:		
Fidelity Dividend Growth Fund	(a)	25,671,316
* T. Rowe Price Blue Chip Fund	(a)	22,489,839
Vanguard Growth Equity Fund	(a)	20,478,624
American Century Growth Fund	(a)	6,975,447
Vanguard Equity Income Fund	(a)	35,385,273
* T. Rowe Price Small Cap Stock Fund	(a)	26,238,320
Dreyfus Founders Discovery A Fund	(a)	2,501,485
* T. Rowe Price Small Cap Value Fund	(a)	52,009,099
Fidelity Diversified International Fund	(a)	77,168,792
American Century International Growth Fund	(a)	27,169,729
Total mutual funds		296,087,924
Synthetic investment contracts:		
3M COMPANY	(a)	259,643
ACE INA HOLDINGS	(a)	90,820
ACE INA HOLDINGS INC	(a)	282,936
AFLAC INC	(a)	1,560,086
ALABAMA POWER CO	(a)	130,404
AMER GENL FIN	(a)	255,229
AMERICA MOVIL SA	(a)	290,084
AMERICA MOVIL SA DE CV	(a)	286,781
AMERICAN EXPRESS	(a)	2,845,051
AMERICAN GENERAL FINANCE	(a)	1,996,585
AMERICAN GENERAL FINANCE	(a)	2,359,710
AMERICAN HONDA FINANCE CP	(a)	3,380,926

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
AMTT 2007 1A AFX 144A	(a)	$	1,927,014
ANHEUSER BUSCH	(a)		46,155
ANZ NATIONAL INTL LTD 144A	(a)		4,162,187
APACHE CORP	(a)		2,709,535
APACHE CORPORATION	(a)		784,217
APPALACHIAN POWER CO	(a)		174,781
AT&T	(a)		460,136
AT&T	(a)		2,075,723
AT&T BROADBAND CORP	(a)		721,321
AT&T CORP	(a)		120,080
AT&T INC	(a)		456,164
AT&T WIRELESS SERVICES	(a)		222,218
ATMOS ENERGY CORP	(a)		453,218
AVALON BAY COMMUNITIES	(a)		206,517
AVALONBAY COMMUNITIES	(a)		1,680,818
B B & T CORP	(a)		1,525,355
BAC CAPITAL TRUST VI	(a)		301,409
BACCT 2006-A9 A9	(a)		1,163,467
BACCT 2007 A8 A8	(a)		2,815,619
BACCT 2007-C1 C1	(a)		1,155,016
BACM 2003-1 A2	(a)		537,972
BACM 2005-3 A2	(a)		691,906
BACM 2005-3 A2	(a)		3,384,863
BALTIMORE GAS & ELECTRIC	(a)		341,107
BANK OF AMERICA CORP	(a)		302,183
BANK OF AMERICA CORPORATION SUB NT	(a)		3,295,250
BANK OF AMERICA NA	(a)		290,653
BANK OF NEW YORK CO	(a)		3,183,243
BANK ONE CORP	(a)		3,470,855
BAVAT 2005-3 A4	(a)		2,498,630
BBT CAPITAL TRUST	(a)		309,133
BECO 1999-1 A5	(a)		4,724,961
BHP BILLITON FINANCE	(a)		186,670
BOAMS 2004-D 2A2	(a)		1,089,445
BOAMS 2004-I 3A2	(a)		295,786
BOAMS 2005-J 2A1	(a)		686,945
BOAMS 2005-J 3A1	(a)		305,138
BOARDWALK PIPELINES LLC	(a)		110,007
BRITISH TELECOM PLC	(a)		245,687
BRITISH TELECOM PLC	(a)		1,599,360
BSCMS 2005-PW10 A1	(a)		785,231
BSCMS 2005-PW10 A1	(a)		2,019,165
BSCMS 2005-PWR8 A2	(a)		4,176,974

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
BSCMS 2005-PWR9 AAB	(a)	$	663,253
BSCMS 2005-T20 A1	(a)		518,559
BSCMS 2006 PW12 A4	(a)		1,321,154
BSCMS 2006 PW12 AAB	(a)		3,119,905
BSCMS 2007 PW17 A1	(a)		1,182,179
BSCMS 2007 PW17 A1	(a)		3,324,879
BUNGE NA FINANCE	(a)		360,305
BUNGE NA FINANCE	(a)		1,480,704
BURLINGTON NORTH SANTA FE	(a)		353,861
BURLINGTON NORTH SANTA FE	(a)		222,415
CABMT 2005-1A A1 144A	(a)		2,537,961
CABMT 2006 3A A1 144A	(a)		3,492,073
CAMDEN PROPERTY TRUST	(a)		994,378
CANADIAN NATL RAILWAY	(a)		72,833
CANADIAN NATL RAILWAYS	(a)		124,597
CANADIAN NATL RAILWAYS	(a)		2,030,145
CAPITAL ONE IV	(a)		260,135
CARAT 2006 SN1A B 144A	(a)		202,131
CARAT 2006 SN1A B 144A	(a)		626,606
CARAT 2006-1 B	(a)		440,957
CARAT 2006-1 B	(a)		608,217
CARAT 2006-SN1A A4A 144A	(a)		932,752
CARAT 2006-SN1A A4A 144A	(a)		4,537,713
CARDINAL HEALTH INC 144A	(a)		253,669
CARMX 2004-2 A4	(a)		2,406,428
CAROLINA POWER & LIGHT	(a)		966,158
CATERPILLAR FIN SERV	(a)		2,028,685
CATERPILLAR FIN SERV CRP	(a)		184,086
CCCIT 2003-A6 A6	(a)		1,070,021
CCCIT 2007 A5 A5	(a)		1,151,811
CCIMT 1999-2 A	(a)		5,163,312
CD 2005 CD1 A4	(a)		388,693
CD 2005-CD1 ASB	(a)		3,201,948
CD 2006-CD3 AAB	(a)		515,732
CELULOSA ARAUCO CONSTITU	(a)		539,003
CENTEX CORP	(a)		289,560
CFAB 03-1 1A-6	(a)		593,498
CFAB 2002-1 1A5	(a)		865,957
CFAB 2003-3 1A6	(a)		1,487,645
CGCMT 2004-C2 A1	(a)		239,546
CHAIT 2005-A4 A4	(a)		3,998,928
CISCO SYSTEMS INC	(a)		333,807
CISCO SYSTEMS INC	(a)		3,129,444

(Continued)

Schedule II

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
CIT GROUP INC	(a)	$	185,674
CITIGROUP INC	(a)		244,281
CITIGROUP INC	(a)		267,164
CITIGROUP INC	(a)		1,990,084
CITIGROUP INC	(a)		2,078,989
CNH 2004-A A4B	(a)		510,329
CNH 2006-A A4	(a)		2,535,434
CNH 2007-A B	(a)		322,880
CNP 2005-A A2	(a)		884,197
CNP 2005-A A3	(a)		6,136,257
CNP 2005-A A4	(a)		611,851
COCA COLA CO	(a)		1,943,272
COMCAST CABLE COMM	(a)		1,600,300
COMCAST CORP	(a)		128,743
COMED 1998-1 A7	(a)		3,021,206
COMET 2007-C3 C3	(a)		407,958
COMM 2007 C9 A1	(a)		2,965,427
COMPASS BANK	(a)		717,046
CONOCOPHILLIPS CANADA	(a)		3,243,856
CONOCOPHILLIPS	(a)		555,876
CONSOLIDATED EDISON INC	(a)		3,023,566
CONSOLIDATED EDISON INC SER B	(a)		1,081,064
CONSUMERS ENERGY CO	(a)		168,835
COOPER US INC	(a)		243,474
COPAR 2006-1 A4	(a)		3,025,148
COPAR 2006-2 A4	(a)		452,876
COSTCO WHOLESALE	(a)		218,757
COSTCO WHOLESALE	(a)		3,125,095
COUNTRYWIDE HOME LOAN	(a)		321,810
COX COMMUNICATIONS	(a)		125,552
CPL 2002-1 A2	(a)		239,505
CPL 2002-1 A4	(a)		791,166
CREDIT AGRICOLE 144A	(a)		223,283
CREDIT SUISSE FB USA INC	(a)		1,578,431
CREDIT SUISSE GUERNSEY	(a)		225,671
CREDIT SUISSE GUERNSEY	(a)		1,444,297
CREDIT SUISSE USA	(a)		251,356
CRH AMERICA INC	(a)		222,037
CSMC 2006 C4 A3	(a)		1,265,645
CSMC 2006 C4 A3	(a)		2,242,723
CVS CORP	(a)		2,093,200
D R HORTON INC	(a)		196,557
DAIMLERCHRYSLER NA HLDG	(a)		198,978

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
DAIMLERCHRYSLER NA HLDG	(a)	$ 220,372
DESF 2001 1 A6	(a)	3,004,616
DESF 2001-1 A5	(a)	4,348,163
DEVON FINANCING CORP	(a)	249,989
DEVON FINANCING CORP ULC	(a)	176,658
DIAMOND OFFSHORE DRILL	(a)	257,597
DUKE CAPITAL LLC	(a)	2,027,590
DUN & BRADSTREET CORP	(a)	182,256
DUPONT EI NEMOUR	(a)	336,002
DUPONT EI NEMOUR	(a)	2,969,650
EKSPORTSFINANS	(a)	2,011,851
EL PASO ELECTRIC COMPANY	(a)	298,977
EL PASO NATURAL GAS	(a)	79,739
ELI LILLY	(a)	228,608
ELI LILLY	(a)	3,410,269
EMERSON ELECTRIC CO	(a)	2,803,912
ENBRIDGE INC	(a)	227,425
ENCANA CORP	(a)	178,692
ENCANA CORP	(a)	2,029,192
ENTERPRISE PRODUCTS OPER	(a)	238,519
ENTERPRISE PRODUCTS OPERATIONS	(a)	125,885
EOG RESOURCES INC	(a)	167,018
ERAC USA FINANCE COMPANY 144A	(a)	324,938
ERAC USA FINANCE ENTER 144A	(a)	1,679,605
ERP OPERATING LP	(a)	155,351
FAIRWAY FINANCE CORP 4/2 CP	(a)	3,387,669
FANNIE MAE	(a)	1,116,801
FANNIE MAE	(a)	940,049
FANNIE MAE PFD	(a)	174,333
FED HOME LN BANK	(a)	1,218,621
FEDERAL EXPRESS	(a)	1,652,501
FEDERAL HOME LOAN BANK	(a)	1,277,337
FEDERAL HOME LOAN MORTGAGE DN	(a)	3,984,833
FEDERAL REALTY INVS TRST	(a)	128,488
FEDERATED RETAIL	(a)	158,662
FHL ARM	(a)	92,815
FHL ARM	(a)	119,849
FHL-15YR GOLD	(a)	254,349
FHLMC 15YR GIANT	(a)	1,305,828
FHLMC 15YR GOLD	(a)	186,056
FHLMC 15YR GOLD	(a)	1,138,494
FHLMC 15YR GOLD	(a)	643,968
FHLMC 15YR GOLD	(a)	148,145

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
FHLMC 15YR GOLD	(a)	$	17,559
FHLMC 15YR GOLD	(a)		18,828
FHLMC 15YR GOLD	(a)		270,929
FHLMC 15YR GOLD	(a)		428,324
FHLMC 15YR GOLD	(a)		245,288
FHLMC 15YR GOLD	(a)		351,568
FHLMC 15YR GOLD	(a)		126,097
FHLMC 15YR GOLD	(a)		49,559
FHLMC 15YR GOLD	(a)		56,539
FHLMC 15YR GOLD	(a)		48,193
FHLMC 15YR GOLD	(a)		19,139
FHLMC 15YR GOLD	(a)		23,169
FHLMC 15YR GOLD	(a)		2,262,849
FHLMC 15YR GOLD	(a)		1,601,079
FHLMC 7YR BALLOON	(a)		191,352
FHLMC ARM	(a)		282,505
FHLMC ARM	(a)		107,324
FHLMC ARM	(a)		417,699
FHLMC ARM	(a)		1,001,983
FHLMC ARM	(a)		547,174
FHLMC ARM	(a)		507,381
FHLMC ARM	(a)		560,072
FHLMC ARM	(a)		895,049
FHLMC ARM	(a)		448,127
FHLMC ARM	(a)		406,995
FHLMC ARM	(a)		584,920
FHLMC ARM	(a)		868,022
FHLMC ARM	(a)		236,691
FHLMC ARM	(a)		616,146
FHLMC ARM	(a)		1,055,239
FHLMC ARM	(a)		2,731,046
FHLMC ARM	(a)		1,391,552
FHLMC ARM	(a)		1,266,206
FHLMC ARM	(a)		1,126,990
FHLMC ARM	(a)		1,396,475
FHLMC ARM	(a)		6,827,974
FHLMC GOLD	(a)		54,082
FHLMC GOLD	(a)		86,876
FHLMC GOLD	(a)		33,215
FHLMC GOLD	(a)		312,992
FHLMC GOLD	(a)		1,152,343
FHLMC GOLD	(a)		1,096,881
FHLMC GOLD	(a)		587,799

(Continued)

Schedule II

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
FHLMC GOLD	(a)	$	382,214
FHLMC GOLD	(a)		219,641
FHLMC GOLD	(a)		122,051
FHLMC GOLD	(a)		89,905
FHLMC GOLD	(a)		85,583
FHLMC GOLD	(a)		1,168,790
FHLMC GOLD	(a)		30,800
FHLMC GOLD	(a)		836,446
FHLMC GOLD	(a)		582,228
FHLMC GOLD	(a)		733,274
FHLMC GOLD	(a)		1,053,912
FHLMC GOLD	(a)		1,021,503
FHLMC_ARM	(a)		136,008
FHLMC_ARM	(a)		297,263
FHR 2614 IH	(a)		66,931
FHR 2627 IE	(a)		21,172
FHR 2631 KI	(a)		19,791
FHR 2681 PC	(a)		1,898,640
FHR 2681 PC	(a)		3,544,128
FHR 2750 KP	(a)		3,594,507
FHR 2864 LC	(a)		5,068,821
FHR 2866 XE	(a)		4,877,419
FHR 2872 YB	(a)		3,424,609
FHR 2934 NB	(a)		4,061,086
FHR 3152 DA	(a)		1,175,885
FHR 3195 PN	(a)		931,605
FHR 3354 PA	(a)		6,940,672
FINANCEMENT QUEBEC	(a)		3,583,363
FLORIDA POWER CORP	(a)		259,111
FLORIDA PWR LT	(a)		123,736
FNARM	(a)		118,747
FNMA	(a)		515,617
FNMA 15YR	(a)		327,877
FNMA 15YR	(a)		1,400,096
FNMA 15YR	(a)		1,288,707
FNMA 15YR	(a)		1,428,152
FNMA 15YR	(a)		141,912
FNMA 15YR	(a)		979,744
FNMA 15YR	(a)		130,857
FNMA 15YR	(a)		171,135
FNMA 15YR	(a)		696,324
FNMA 15YR	(a)		306,840
FNMA 15YR	(a)		478,686

(Continued)

Schedule II

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
FNMA 15YR	(a)	$	471,654
FNMA 15YR	(a)		4,020,965
FNMA 15YR	(a)		427,218
FNMA 15YR	(a)		830,554
FNMA 15YR	(a)		537,413
FNMA 15YR	(a)		512,537
FNMA 15YR	(a)		479,113
FNMA 15YR	(a)		381,492
FNMA 15YR	(a)		54,982
FNMA 15YR	(a)		445,976
FNMA 15YR	(a)		598,610
FNMA 15YR	(a)		22,381
FNMA 15YR	(a)		2,720
FNMA 15YR	(a)		36,918
FNMA 15YR	(a)		59,554
FNMA 15YR	(a)		105,914
FNMA 15YR	(a)		3,464,071
FNMA 15YR	(a)		30,410
FNMA 15YR	(a)		132,360
FNMA 15YR	(a)		118,870
FNMA 15YR	(a)		735,077
FNMA 15YR	(a)		1,884,150
FNMA 15YR	(a)		1,648,896
FNMA 15YR	(a)		534,038
FNMA 15YR	(a)		509,051
FNMA 15YR	(a)		475,597
FNMA 15YR	(a)		378,960
FNMA 15YR	(a)		594,748
FNMA 30 YR	(a)		114,655
FNMA 30 YR	(a)		4,414
FNMA 30 YR	(a)		15,154
FNMA 30 YR	(a)		37,058
FNMA 30 YR	(a)		15,595
FNMA 30 YR	(a)		138,476
FNMA 30 YR	(a)		321,811
FNMA 30 YR	(a)		44,864
FNMA 30 YR	(a)		29,275
FNMA 30 YR	(a)		20,026
FNMA 30 YR	(a)		870,117
FNMA 30 YR	(a)		239,446
FNMA 30 YR	(a)		255,726
FNMA 30 YR	(a)		728,333
FNMA 30 YR	(a)		2,085,987

(Continued)

**J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
FNMA 30 YR	(a)	$	2,050,937
FNMA 30 YR	(a)		896,811
FNMA 30 YR	(a)		3,443,547
FNMA 30 YR	(a)		1,292,486
FNMA 30 YR	(a)		330,025
FNMA 30 YR	(a)		1,203,561
FNMA 30 YR	(a)		197,308
FNMA 30 YR	(a)		965,554
FNMA 30 YR	(a)		599,887
FNMA 30 YR	(a)		203,272
FNMA 30 YR	(a)		394,782
FNMA 30 YR	(a)		301,762
FNMA 30 YR	(a)		255,040
FNMA 30 YR	(a)		98,025
FNMA 30 YR	(a)		8,225,330
FNMA 30 YR	(a)		1,342,116
FNMA 30 YR	(a)		35,784
FNMA 30 YR	(a)		46,756
FNMA 30 YR	(a)		1,953,206
FNMA 30 YR	(a)		903,004
FNMA 30 YR	(a)		53,475
FNMA 30 YR	(a)		27,955
FNMA 30 YR	(a)		2,616,908
FNMA 30 YR	(a)		2,862,392
FNMA 30 YR	(a)		40,425
FNMA 30 YR	(a)		789,890
FNMA 30 YR	(a)		50,382
FNMA 30 YR	(a)		5,357,939
FNMA 30 YR	(a)		514,535
FNMA 30 YR	(a)		512,772
FNMA 30 YR	(a)		351,565
FNMA 30 YR	(a)		1,054,414
FNMA 30 YR	(a)		1,612,842
FNMA 30 YR	(a)		481,902
FNMA 30 YR	(a)		190,662
FNMA 30 YR	(a)		182,823
FNMA 30 YR TBA	(a)		4,988,710
FNMA 30 YR TBA	(a)		2,060,944
FNMA 30YR	(a)		1,016,861
FNMA ARM	(a)		255,151
FNMA ARM	(a)		285,618
FNMA ARM	(a)		127,781
FNMA ARM	(a)		423,595

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
FNMA ARM	(a)	$ 338,911
FNMA ARM	(a)	565,903
FNMA ARM	(a)	860,700
FNMA ARM	(a)	266,178
FNMA ARM	(a)	345,906
FNMA ARM	(a)	450,548
FNMA ARM	(a)	246,550
FNMA ARM	(a)	523,390
FNMA ARM	(a)	556,777
FNMA ARM	(a)	622,646
FNMA ARM	(a)	278,604
FNMA ARM	(a)	925,381
FNMA ARM	(a)	1,284,165
FNMA ARM	(a)	2,666,071
FNMA ARM	(a)	842,896
FNMA ARM	(a)	1,997,032
FNMA ARM	(a)	2,152,620
FNMA ARM	(a)	2,492,331
FNMA ARM	(a)	2,032,133
FNR 2003-40 NI	(a)	9,271
FNR 2003-8 OB	(a)	156,824
FNR 2003-92 NM	(a)	262,407
FNR 2003-92 NM	(a)	1,049,627
FNR 2004-49 QY	(a)	1,526,131
FNR 2005-15 EA	(a)	2,013,041
FNR 2005-57 PA	(a)	3,153,547
FNR 2005-69 AD	(a)	1,684,233
FNR 2006 35 GK	(a)	1,794,155
FNR 2006 49 CA	(a)	1,363,565
FNR 2006-9 KB	(a)	650,397
FORTUNE BRANDS INC	(a)	209,596
FORTUNE BRANDS INC	(a)	745,079
FPL 2007 A A3	(a)	2,750,074
FRANCE TELECOM	(a)	199,415
FRANKLIN RESOURCES INC.	(a)	210,751
FRANKLIN RESOURCES INC.	(a)	2,684,564
FREDDIE MAC	(a)	4,708,915
FREDDIE MAC	(a)	8,766,996
FUND AMERICAN COS INC	(a)	287,978
GATX CORP	(a)	1,056,917
GCCFC 2004-GGIA A3	(a)	1,659,697
GCCFC 2005-GG3 A2	(a)	1,390,804
GCCFC 2007 GG9 A1	(a)	205,053

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
GECMC 2005-C4 A1	(a)	$	507,854
GEEST 2005-1A A4 144A	(a)		550,268
GEMNT 2005-3 A	(a)		3,489,749
GEMNT 2006-1 A	(a)		358,254
GEMNT 2006-1 A	(a)		3,607,772
GEMNT 2007 3 C	(a)		552,077
GENENTECH INC (USA)	(a)		294,400
GENENTECH INC (USA)	(a)		1,188,813
GENERAL DYNAMICS CORP	(a)		3,280,323
GENERAL ELEC CAP CORP	(a)		240,316
GENERAL ELEC CAP CORP	(a)		172,055
GENERAL ELECTRIC CAP	(a)		2,641,291
GENERAL ELECTRIC CAP CORP	(a)		3,627,698
GENERAL ELECTRIC CAPITAL CORP	(a)		970,401
GENWORTH FINANCIAL	(a)		126,522
GENWORTH FINANCIAL INC	(a)		417,120
GENWORTH GLOBAL FUNDING	(a)		3,501,551
GNMA 15 YR	(a)		195,255
GNMA 15 YR	(a)		17,900
GNMA 30 YR	(a)		8,668
GNMA 30 YR	(a)		8,597
GNMA 30 YR	(a)		12,587
GNMA 30 YR	(a)		10,682
GNMA 30 YR	(a)		18,385
GNMA 30 YR	(a)		34,521
GNMA 30 YR	(a)		25,759
GNMA 30 YR	(a)		23,371
GNMA 30 YR	(a)		4,294
GNMA 30 YR	(a)		11,021
GNMA 30 YR	(a)		13,049
GNMA 30 YR	(a)		3,672
GNMA 30 YR	(a)		19,888
GNMA 30 YR	(a)		15,473
GNMA 30 YR	(a)		13,066
GNMA 30 YR	(a)		434
GNMA 30 YR	(a)		1,102
GNMA 30 YR	(a)		2,931
GNMA 30 YR	(a)		2,072
GNMA 30 YR	(a)		27,062
GNMA 30 YR	(a)		15,015
GNMA 30 YR	(a)		28,277
GNMA 30 YR	(a)		13,118

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
GNMA 30 YR	(a)	$ 13,108
GNMA 30 YR	(a)	160,683
GNMA 30 YR	(a)	148,770
GNMA 30 YR	(a)	19,205
GNMA 30 YR	(a)	22,129
GNMA 30 YR	(a)	12,451
GNMA 30 YR	(a)	401,458
GNMA 30 YR	(a)	190,661
GNMA 30 YR	(a)	846,362
GNMA 30 YR PLAT	(a)	100,749
GNMA II 30 YR	(a)	1,502,491
GNR 2004-47 QV	(a)	1,597,090
GNR 2004-77 A	(a)	1,803,036
GNR 2004-77 AB	(a)	2,637,066
GNR 2004-77 B	(a)	2,238,541
GNR 2004-79 PA	(a)	749,365
GNR 2004-97 B	(a)	1,454,596
GNR 2004-97 B	(a)	4,930,834
GNR 2005-10 B	(a)	3,975,928
GNR 2005-87 A	(a)	1,792,132
GNR 2005-9 A	(a)	1,409,220
GNR 2005-9 AB	(a)	3,701,936
GOLDMAN SACHS CAPITAL I	(a)	189,953
GOLDMAN SACHS GP	(a)	2,795,037
GOLDMAN SACHS GRP INC	(a)	277,484
GOVT NATL ASSN 20Y	(a)	76,811
GOVT NATL MORT ASSN	(a)	833
GOVT NATL MORTG ASSN	(a)	509
GOVT NATL MORTG ASSN	(a)	288
GOVT NATL MORTG ASSN	(a)	1,700
GOVT NATL MORTG ASSN	(a)	743
GOVT NATL MORTG ASSN	(a)	2,275
GOVT NATL MORTG ASSN	(a)	3,057
GOVT NATL MORTG ASSN	(a)	9,493
GOVT NATL MORTG ASSN	(a)	10,737
GOVT NATL MORTG ASSN	(a)	480
GOVT NATL MORTG ASSN	(a)	4,201
GOVT NATL MORTG ASSN	(a)	5,763
GOVT NATL MORTG ASSN	(a)	23,898
GOVT NATL MORTG ASSN	(a)	4,743
GOVT NATL MORTG ASSN	(a)	2,444
GOVT NATL MORTG ASSN	(a)	4,378
GOVT NATL MORTG ASSN	(a)	38,503

(Continued)

**J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
GOVT NATL MTG ASSN	(a)	$	314
GOVT NATL MTG ASSN	(a)		4,747
GOVT NATL MTG ASSN I	(a)		83
GOVT NATL MTG ASSN I	(a)		4,377
GOVT NATL MTG ASSN I	(a)		470
GOVT NATL MTG ASSN I	(a)		13,329
GOVT NATL MTG ASSN I	(a)		19,298
GOVT NATL MTG ASSN I	(a)		1,740
GOVT NATL MTG ASSN II	(a)		23,303
GOVT NATL MTG ASSN II	(a)		7,301
GOVT NATL MTG ASSN II 002038M	(a)		2,330
GSALT 2004-1 A4	(a)		301,410
HALLIBURTON COMPANY	(a)		443,947
HALLIBURTON COMPANY	(a)		2,162,282
HAROT 2004-3 A4	(a)		1,805,315
HAROT 2006 2 A4	(a)		5,829,070
HART 2006-A A4	(a)		506,126
HART 2006-A A4	(a)		1,649,972
HART 2007 A A3A	(a)		351,752
HARTFORD FINL	(a)		279,429
HARTFORD FINL SVCS GRP	(a)		1,079,797
HASBRO INC	(a)		123,672
HAT 2006-2 A4	(a)		3,258,799
HBOS CAPITAL FUNDING LP 144A	(a)		2,217,666
HBOS PLC 144A	(a)		304,778
HDMOT 2003-4 A2	(a)		611,114
HDMOT 2004-1 A2	(a)		1,496,548
HEALTH CARE SVC CORP 144A	(a)		2,739,666
HERSHEY COMPANY	(a)		465,062
HEWLETT PACKARD CO	(a)		1,800,538
HEWLETT-PACKARD CO	(a)		1,111,867
HIGHMARK INC 144A	(a)		352,341
HOME DEPOT INC	(a)		211,767
HOME DEPOT INC	(a)		2,922,031
HOSPITALITY PROP	(a)		165,946
HSBC HOLDINGS PLC	(a)		158,088
IBM INTL GROUP CAPITAL	(a)		2,787,402
ILLINOIS POWER CO 144A	(a)		77,460
ING USA GLOBAL FUNDING	(a)		1,013,284
INTL LEASE FINANCE CORP	(a)		329,213
INTL LEASE FINANCE CORP	(a)		2,004,032
ISLANDSBANKI HF 144A	(a)		990,399
ITALY	(a)		639,870

(Continued)

Schedule II

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
JDOT 2005-A A4	(a)	$	2,993,214
JDOT 2006 A A4	(a)		1,018,607
JEFFERIES GROUP INC	(a)		238,766
JEFFERIES GROUP INC	(a)		137,684
JEFFERIES GROUP INC	(a)		1,921,786
JERSEY CENTRAL PWR & LT	(a)		295,466
JOHN DEERE CAPITAL CORP	(a)		148,532
JOHN DEERE CAPITAL CORP	(a)		237,941
JOHN DEERE CAPITAL CORP	(a)		3,307,499
JOHNSON & JOHNSON	(a)		3,318,820
JOHNSON CONTROLS INC	(a)		672,095
JPM CHASE CAPITAL XXII	(a)		199,897
JPMCC 2005 LDP5 A4	(a)		3,429,016
JPMCC 2005-LDP4 A1	(a)		645,942
JPMCC 2005-LDP4 ASB	(a)		516,303
JPMCC 2006-CB14 A4	(a)		914,551
JPMRT 2007 A A4 144A	(a)		2,684,221
KELLOGG CO	(a)		781,253
KERN RIVER FUNDING CORP 144A	(a)		443,776
LAFARGE SA	(a)		138,522
LANDWIRTSCH RENTENBANK	(a)		2,854,092
LBUBS 2003-C8 A1	(a)		683,152
LBUBS 2003-C8 A1	(a)		2,032,626
LBUBS 2005-C1 A4	(a)		1,245,687
LBUBS 2005-C1 A4	(a)		3,325,025
LBUBS 2006-C1 A4	(a)		1,070,521
LEHMAN BROTHERS HLDGS	(a)		77,346
LEHMAN BROTHERS HOLDINGS	(a)		2,106,777
LENNAR CORP	(a)		280,643
LINCOLN NATL CORP	(a)		122,553
LLOYDS TSB GROUP PLC 144A	(a)		220,471
LLOYDS TSB GROUP PLC 144A	(a)		1,327,417
LOWES COMPANIES INC	(a)		1,216,999
MANGROVE BAY PASSTHRU TR 144A	(a)		125,016
MARATHON OIL CORP	(a)		95,673
MARSHALL & ILSLEY BANK	(a)		1,521,117
MASSMUTUAL GLOBAL FDG II 144A	(a)		1,799,530
MASSMUTUAL GLOBAL FDG II 144A	(a)		2,144,944
MBNA AMERICA BANK NA Y	(a)		460,254
MBNA AMERICAN BK	(a)		216,510
MBNAM 1999-B A	(a)		4,685,025
MBNAM 1999-J A	(a)		7,329,151
MBNAS 2005-A3 A3	(a)		1,171,191

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
MBNAS 2005-A3 A3	(a)	$	3,214,545
MBNAS 2006-C3 C3	(a)		216,763
MCCORMICK & CO	(a)		135,401
MCDONALDS CORP	(a)		233,951
MCDONNELL DOUGLAS CORP	(a)		3,950,935
MDC HOLDINGS INC	(a)		472,258
MEDTRONIC INC	(a)		400,923
MEDTRONIC INC	(a)		991,507
MELLON FUNDING CORP	(a)		3,152,722
MERRILL LYNCH CO	(a)		1,090,053
METLIFE INC	(a)		2,351,684
MIDAMER ENERGY HLDGS	(a)		266,301
MIDAMERICAN ENERGY CO	(a)		3,661,327
MONONGAHELA POWER 144A	(a)		305,495
MORGAN STANLEY	(a)		3,019,177
MSALT 2004-HB2 A4	(a)		984,927
MSC 2007 IQ15 A1	(a)		4,026,137
MSDWC 2003-HQ2 A1	(a)		1,051,513
MVCOT 2005-2 A 144A	(a)		805,186
MVCOT 2006 2A A 144A	(a)		209,288
MVCOT 2006 2A A 144A	(a)		1,061,390
MVCOT 2006-1A A 144A	(a)		620,252
MVCOT 2006-1A A 144A	(a)		721,223
NAROT 2004-A A4	(a)		1,191,019
NATIONAL GAS CO 144A	(a)		159,359
NATIONAL SEMICONDUCTOR	(a)		117,552
NATIONAL SEMICONDUCTOR	(a)		766,642
NATIONWIDE BLDG SOCIETY 144A	(a)		1,304,405
NATIONWIDE MUTUAL INSURANCE 144A	(a)		270,153
NAVOT 2004-A A4	(a)		2,227,892
NAVOT 2004-B A4	(a)		992,591
NCART 2004-A A4	(a)		1,375,490
NCHET 2005-A A4	(a)		3,259,559
NEVADA POWER CO	(a)		1,198,771
NEW YORK LIFE GLOBAL FDG 144A	(a)		1,421,067
NEW YORK STATE POWER AUTH SER 3 CP	(a)		3,396,005
NEWS AMERICA	(a)		529,347
NEWS AMERICA HLDGS	(a)		1,728,439
NEWS AMERICA INC	(a)		134,052
NEWS AMERICA INC 144A	(a)		257,297
NLV FINANCIAL CORP 144A	(a)		302,196
NORD 2007-1A A 144A	(a)		2,471,488
NORDEA BANK SWEDEN AB 144A	(a)		3,750,922

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
NORTHERN BORDER PIPELINE	(a)	$	2,156,757
NORTHERN TRUST CO	(a)		208,245
NORTHERN TRUST CO	(a)		1,522,985
NORTHERN TRUST COMPANY	(a)		399,803
NORTHROP GRUMMAN	(a)		1,797,106
NVR INC	(a)		130,647
OCCIDENTAL PETROLEUM CORP	(a)		2,526,066
ONYX 2004-C A4	(a)		530,031
ORACLE CORP	(a)		378,650
ORACLE CORP	(a)		2,593,492
OWENS CORNING	(a)		83,190
PACIFIC GAS & ELECTRIC	(a)		1,991,082
PACIFICORP	(a)		101,659
PANHANDLE EASTERN PIPELINE	(a)		263,369
PECO 1999-A A7	(a)		1,973,905
PECO 2001-A A1	(a)		1,496,765
PEDERNALES ELECTRIC CORP 144A	(a)		1,563,550
PEGTF 2001-1 A7	(a)		7,127,517
PEGTF 2001-1 A8	(a)		1,842,776
PEMEX PROJ FDG MASTER TR	(a)		261,784
PEMEX PROJ FDG MASTER TR 144A	(a)		455,117
PEPSIAMERICAS INC	(a)		308,304
PEPSIAMERICAS INC	(a)		1,832,461
PERF 2005-2 A2	(a)		1,630,212
PETRO CANADA	(a)		291,751
PETROBRAS INTL	(a)		246,907
PETROBRAS INTL	(a)		900,181
PLACER DOME INC	(a)		240,435
PNC FUNDING CORP	(a)		226,008
PNC FUNDING CORP	(a)		2,511,195
POPULAR NORTH AMERICA INC	(a)		2,504,105
PPL 1999-1 A8	(a)		2,047,827
PRAXAIR INC	(a)		230,415
PRAXAIR INC	(a)		2,626,976
PRAXAIR INC	(a)		801,442
PRICOA GLOBAL FUNDING 1 144A	(a)		2,026,946
PRINCIPAL FINANCIAL GROUP	(a)		201,525
PRINCIPAL LIFE GLOBAL 144A	(a)		603,120
PRINCIPAL LIFE INC FNDG	(a)		959,513
PRUDENTIAL FINANCIAL INC	(a)		3,304,436
PSNH 2001 1 A2	(a)		548,279
PUB SVC ELEC & GAS	(a)		332,134
PUBLIC SERVICE NEW MEX	(a)		548,431

(Continued)

Schedule II

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
PULTE HOMES INC	(a)	$	292,584
QUEENSLAND TREASURY CORPORATION CP	(a)		2,090,361
RABOBANK CAPITAL FUND II 144A	(a)		1,670,199
RART 2003-2 A4	(a)		929,472
REGENCY CENTERS	(a)		87,309
RIO TINTO FIN USA LTD	(a)		1,526,159
RNLT 2001-1 A4	(a)		1,204,649
ROGERS CABLE INC	(a)		337,006
ROYAL BANK OF CANADA	(a)		3,048,931
RSBBC 2007-A A2	(a)		2,889,470
SABMILLER PLC 144A	(a)		376,795
SABMILLER PLC 144A	(a)		2,153,113
SALT 2006-1 A3 144A	(a)		1,310,922
SANTANDER CENTRAL HISPANO ISSUANCES	(a)		3,893,697
SBC COMMUNICATIONS	(a)		657,601
SBHEL 2000-1 A6	(a)		807,232
SCHLUMBERGER TECH CORP 144A	(a)		2,065,530
SEALED AIR CORP 144A	(a)		566,390
SECURITY BENEFIT LIFE 144A	(a)		287,472
SHELL INTL FIN	(a)		3,505,230
SIMON PROPERTY GROUP LP	(a)		320,847
SIMON PROPERTY GROUP LP	(a)		1,132,687
SLM CORP FL RT NT CPI	(a)		356,507
SOUTHERN CO	(a)		119,820
SOUTHERN NAT GAS EP 144A	(a)		80,459
SOVEREIGN CAPITAL TR VI	(a)		250,680
SPRINT CAPITAL CORP	(a)		1,665,085
SPRINT CAPITAL CORP SNR NTS	(a)		331,021
SUN LIFE FINANCIAL 144A FL RT	(a)		338,439
SUNOCO INC	(a)		232,961
SUNTRUST BANK	(a)		1,352,290
SWEDISH EXPORT CREDIT	(a)		474,234
SWEDISH EXPORT CREDIT	(a)		3,027,625
TAMPA ELECTRIC	(a)		245,070
TAQA ABU DHABI 144A	(a)		358,909
TAQA ABU DHABI 144A	(a)		3,486,542
TARGET CORP	(a)		458,760
TAROT 2004-A A4	(a)		1,453,416
TAROT 2006 B A4	(a)		968,655
TAROT 2006 B A4	(a)		1,529,456
TELECOM ITALIA CAPITAL	(a)		364,221
TELECOM ITALIA CAPITAL	(a)		1,496,755
TELEFONICA EMISIONES	(a)		237,485

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
TELEFONICA EMISIONES SAU	(a)	$ 201,663
TELEFONICA EMISIONES SAU	(a)	2,117,083
TELEFONOS DE MEXICO SA	(a)	545,136
TELEFONOS DE MEXICO SA	(a)	1,015,228
TEVA PHARM FINANCE LLC	(a)	239,562
TIME WARNER CABLE INC	(a)	236,828
TIME WARNER CABLE INC	(a)	3,603,898
TIME WARNER ENT	(a)	206,162
TIME WARNER ENTMT SR DEB	(a)	331,353
TIME WARNER INC	(a)	232,249
TORCHMARK CORP	(a)	220,314
TRANSATLANTIC HOLDINGS	(a)	250,243
TRANSOCEAN INC	(a)	75,465
TRANSOCEAN SEDCO	(a)	3,597,378
TREASURY INFL INDX	(a)	2,496,584
U S TREASURY BONDS	(a)	4,361,348
UNION ELECTRIC CO	(a)	346,623
UNION PACIFIC CORP	(a)	1,430,058
UNITED TECHNOLOGIES CORP	(a)	136,553
UNITED TECHNOLOGIES CORP	(a)	127,346
UNITED TECHNOLOGIES CORP	(a)	1,035,586
UNITEDHEALTH GROUP	(a)	363,598
UNITEDHEALTH GROUP INC	(a)	3,008,189
US BANCORP	(a)	342,985
US CENTRAL CREDIT UNION	(a)	3,172,536
US TREASURY BOND	(a)	1,477,191
US TREASURY NOTE	(a)	270,814
US TREASURY NOTE BOND	(a)	4,282,447
US TREASURY NT/BD	(a)	5,368,232
US TREASURY NT/BD	(a)	818,341
US TREASURY NT/BD	(a)	9,500,811
US TREASURY NT/BD	(a)	13,187,620
US TREASURY NT/BD	(a)	64,478
US TREASURY NT/BD	(a)	4,967,006
US TREASURY NT/BD	(a)	2,439,783
US TREASURY NT/BD	(a)	1,015,590
US TREASURY NT/BD	(a)	11,768,883
US TREASURY NT/BD	(a)	12,480,087
US TREASURY NT/BD	(a)	3,160,415
US TREASURY NT/BD	(a)	3,082,521
US TREASURY NT/BD	(a)	7,560,134
US TREASURY NT/BD	(a)	5,049,435
US TREASURY NT/BD	(a)	27,123,346

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
USAOT 2006 3 A4	(a)	$ 762,544
USAOT 2006-1 A4	(a)	1,512,794
USAOT 2007-2 A3	(a)	956,582
VA ELECTRIC & POWER	(a)	222,924
VALE OVERSEAS	(a)	339,877
VALERO ENERGY	(a)	371,416
VALET 2005-1 A4	(a)	1,498,991
VERIZON GLOBAL FUNDING	(a)	224,179
VIACOM INC	(a)	193,006
VIACOM INC	(a)	96,642
VIACOM INC	(a)	1,651,788
VIRGINIA ELECTRIC & POWER	(a)	217,683
VIRGINIA ELECTRIC POWER	(a)	2,017,281
VODAFONE GROUP	(a)	228,404
VWALT 2006 A A4	(a)	302,985
WALGREEN CO 4/2 144A CP	(a)	3,393,786
WAL-MART STORES INC	(a)	3,115,509
WALT 2003-1 A4	(a)	330,245
WALT 2004-1 A4	(a)	1,835,659
WAOT 2006 A A4	(a)	1,997,703
WBCMT 2006 C28 A4	(a)	3,770,349
WELLPOINT INC	(a)	204,957
WELLPOINT INC	(a)	881,314
WELLS FARGO BANK NA	(a)	338,388
WELLS FARGO COMPANY	(a)	331,512
WELLS FARGO COMPANY	(a)	3,056,970
WEST PENN POWER CO 144A	(a)	154,620
WEST PENN POWER CO 144A	(a)	1,162,141
WESTAR ENERGY INC	(a)	1,603,949
WESTO 2004-4 A4	(a)	3,534,992
WFMBS 2003-O 5A1	(a)	464,465
WFMBS 2005 AR2 3A1	(a)	815,772
WFMBS 2005-AR2 2A2	(a)	245,385
WFMBS 2005-AR2 2A2	(a)	1,799,488
WFMBS 2006 AR16 A1	(a)	772,562
WFMBS 2006-AR12 1A1	(a)	922,059
WILLIS NORTH AMERICA INC	(a)	161,689
WM WRIGLEY JR CO	(a)	109,989
WM WRIGLEY JR CO	(a)	1,018,438
WOART 2006-A A4	(a)	2,016,398
WORLD SAVINGS BANK FSB	(a)	3,032,686
WYETH	(a)	234,100
XEROX CORPORATION	(a)	91,814

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
XEROX CORPORATION	(a)	$	306,048
XSTRATA FINANCE CANADA 144A	(a)		117,970
XTO ENERGY INC	(a)		178,862
XTO ENERGY INC	(a)		106,180
XTO ENERGY INC	(a)		1,065,456
Pending trades	(a)		(21,513,977)
State Street Short Term Investment Fund *	(a)		31,724,292
Total synthetic investment contracts at fair market value			975,098,898
Wrapper Agreement:			
Bank of America, NA	(a)		—
Natixis Financial Products Inc. (formerly IXIS)	(a)		—
Rabobank Nederland	(a)		—
UBS AG	(a)		52,276
State Street Bank & Trust Co.	(a)		148,017
Total synthetic investment contracts			975,299,191
Guaranteed investment contracts:			
Aegon Institutional Markets/Monumental Life Insurance Company SV-04301Q	(a)		6,905,277
Aegon Institutional Markets/Monumental Life Insurance Company SV-04442Q	(a)		15,290,139
Aegon Institutional Markets/Monumental Life Insurance Company SV-04456Q	(a)		15,019,783
Aegon Institutional Markets/Monumental Life Insurance Company SV-04514Q	(a)		8,472,389
Aegon Institutional Markets/Monumental Life Insurance Company SV-04587Q	(a)		10,221,908
Aegon Institutional Markets/Monumental Life Insurance Company SV-04639Q	(a)		5,304,185
ING USA Annuity and Life Insurance Company	(a)		10,221,619
Pacific Life G26604.05	(a)		12,893,242
Pacific Life G26604.06	(a)		7,766,882
Pacific Life G26604.07	(a)		14,480,576
Principal Life 5-17671-1	(a)		12,383,253
Principal Life 5-17671-2	(a)		15,588,743
Principal Life 5-17671-3	(a)		10,216,335
Principal Life 5-17671-4	(a)		21,413,285
Protective Life GA-1916	(a)		5,296,009

(Continued)

Schedule II

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
Protective Life GA-1922	(a)	$ 15,998,160
Protective Life GA-1936	(a)	13,271,170
Metropolitan Life Insurance GAC-118914	(a)	15,011,214
Metropolitan Life Insurance 29640	(a)	15,711,354
Metropolitan Life Insurance JC29248	(a)	11,325,318
Total guaranteed investment contracts		242,790,841
Participant loans:		
* Participants loans, interest rates ranging from 5.00% to 9.25% and maturing 2008 through 2012	(a)	97,890,949
		$ 3,966,668,820

* Party-in-interest to the Plan.

(a) Cost omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

By: Sharon Leight
Sharon Leight
Chairman, Benefits Administration Committee

Date: June 27, 2008

KPMG

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and
the Human Resources Committee:

We consent to the incorporation by reference in the registration statement (no. 333-33343-99) on Form S-8 of J. C. Penney Company, Inc. of our report dated June 27, 2008, with respect to the statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, the supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2007 and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 which report appears in the December 31, 2007 annual report on Form 11-K of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan.

KPMG LLP

June 27, 2008

END